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As filed with the Securities and Exchange Commission on July 1, 2005

Registration No. 333-125666

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HARRAH'S ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

62-1411755
(I.R.S. Employer Identification Number)

One Harrah's Court
Las Vegas, NV 89119
(702) 407-6000
(Address, including zip code, and telephone number, including area code, of each registrant's principal executive offices)

Stephen H. Brammell, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, NV 89119
(702) 407-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Charles K. Ruck, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
(714) 540-1235

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective and all other conditions to this offering described in the enclosed prospectus have been satisfied or waived.

        If the only securities being registered on this Form S-3 are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 1, 2005

PROSPECTUS

HARRAH'S ENTERTAINMENT, INC.

Guarantees of $3,525,000,000 Principal Amount of Debt Securities

Shares of Common Stock Issuable Upon Conversion of Floating Rate Contingent Convertible Senior Notes due 2024

        Subject to the satisfaction or waiver of certain conditions described below, Harrah's Entertainment, Inc., a Delaware corporation ("Harrah's"), hereby offers its senior and senior subordinated guarantees, as applicable, to record holders of the following series of debt securities issued by Caesars Entertainment, Inc., a Delaware corporation ("Caesars"), which were assumed by our wholly-owned subsidiary Harrah's Operating Company, Inc., a Delaware corporation ("Harrah's Operating"), in connection with the merger of Caesars with and into Harrah's Operating on June 13, 2005 (as described below under "Recent Developments"):

  •
  $400,000,000 8.5% Senior Notes due 2006;

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  $400,000,000 8.875% Senior Subordinated Notes due 2008;

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  $425,000,000 7.50% Senior Notes due 2009;

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  $300,000,000 7.0% Senior Notes due 2013;

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  $400,000,000 7.875% Senior Subordinated Notes due 2005;

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  $500,000,000 9.375% Senior Subordinated Notes due 2007;

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  $375,000,000 7.875% Senior Subordinated Notes due 2010;

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  $350,000,000 8.125% Senior Subordinated Notes due 2011; and

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  $375,000,000 Floating Rate Contingent Convertible Senior Notes due 2024.

        The foregoing debt securities are referred to collectively as the "notes" and separately, as applicable, as the "senior notes" and the "senior subordinated notes."

        The guarantees are offered in conjunction with the consent solicitations made by Harrah's and Harrah's Operating to the record holders of the notes pursuant to a consent solicitation statement and a consent letter dated                            , 2005. The consent solicitation statement and the consent letter will be delivered together with this prospectus. The conditions to the issuance of the guarantees include:

  •
  the receipt of validly delivered consents from note holders of record representing a majority in aggregate principal amount of each and all series of the notes outstanding which consents have not been validly revoked (the "Required Consents") on or prior to the expiration date of the consent solicitation; and

  •
  the execution and delivery of a supplemental indenture for each series of notes (collectively, the "Supplemental Indentures"), containing, the guarantees and the amendments proposed in the consent solicitation.

        See "Conditions to the Effectiveness of the Guarantees" below.

        The guarantees will be set forth in the Supplemental Indentures, which we expect will be executed promptly following the receipt of the Required Consents.

        This prospectus also covers the shares of Harrah's common stock issuable upon conversion of up to $375,000,000 aggregate principal amount of Caesars' Floating Rate Contingent Convertible Senior Notes due 2024 (the "Convertible Notes"). Holders of the Convertible Notes as of the close of business on June 10, 2005 have the right, for 15 days after the closing of the merger, to convert their notes into the kind and amount of merger consideration that such holders would have been entitled to receive if they had converted their notes into Caesars' common stock immediately prior to the merger. Immediately prior to the closing of the merger, the conversion price for the Convertible Notes was $22.29 per share of Caesars common stock or 44.8632 shares of Caesars common stock per $1,000 principal amount of notes. In the merger, holders of Caesars' common stock had the right to elect to receive either $17.75 in cash or 0.3247 of a share of Harrah's common stock for each outstanding share of Caesars common stock, subject to limitations on the aggregate amount of cash to be paid and the number of shares of stock to be issued by Harrah's. Based on the final election results and the proration calculations, a Caesars stockholder who validly elected to receive shares of Harrah's common stock received approximately 0.2211 of a share of Harrah's common stock and approximately $5.66 in cash for each share of Caesars common stock exchanged in the merger (subject to rounding and the payment for fractional shares in cash). A Caesars stockholder who did not make a valid election to receive shares of Harrah's common stock received $17.75 in cash for every share of Caesars common stock exchanged in the merger. During the 15-day conversion period following the merger, holders of the Convertible Notes who elect to convert their notes have the right to determine whether they will receive the merger consideration paid to holders of Caesars' common stock who elected to receive cash or the merger consideration paid to holders of Caesars' common stock who elected to receive Harrah's common stock.

        For a discussion of material risks that you should consider before you invest in our securities, see "Risk Factors Related to Our Business" in the most recently filed Annual Report of Harrah's on Form 10-K and "Risk Factors" in Harrah's Registration Statement on Form S-4 filed with respect to the merger with Caesars, both of which are incorporated herein by reference.

        Harrah's common stock is traded on the New York Stock Exchange under the trading symbol "HET." On June 30, 2005, Harrah's common stock closed at $72.11 per share as reported on the New York Stock Exchange Composite Transaction Tape. The notes are not listed on any securities exchange or the Nasdaq Stock Market.

        We will not receive any cash proceeds in connection with the offering the guarantees or the common stock. The guarantees and the common stock are being offered solely by Harrah's and not by Harrah's Operating or Caesars.

        Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        In making your investment decision, you should rely only on the information contained in this prospectus and the documents incorporated by reference herein. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF INFORMATION BY REFERENCE	2
FORWARD-LOOKING STATEMENTS	3
THE COMPANY	4
RECENT DEVELOPMENTS	4
USE OF PROCEEDS	4
RATIO OF EARNINGS TO FIXED CHARGES	5
DESCRIPTION OF THE GUARANTEES	5
CONDITIONS TO EFFECTIVENESS OF THE GUARANTEES	6
DESCRIPTION OF THE CONSENT SOLICITATION	6
DESCRIPTION OF THE COMMON STOCK OFFERING	7
DESCRIPTION OF CAPITAL STOCK	7
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF HARRAH'S COMMON STOCK	10
PLAN OF DISTRIBUTION	15
HARRAH'S ENTERTAINMENT, INC. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	16
LEGAL MATTERS	25
EXPERTS	25

ABOUT THIS PROSPECTUS

        In this prospectus, the word "Harrah's" refers to Harrah's Entertainment, Inc., a Delaware corporation, the words "Harrah's Operating" refer to Harrah's Operating Company, Inc., a Delaware corporation and wholly-owned subsidiary of Harrah's, and the words "we," "our," "ours," and "us" refer to Harrah's and its consolidated subsidiaries, including without limitation Harrah's Operating, unless otherwise stated or the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. We urge you to read this entire prospectus carefully, including the information incorporated by reference herein and the documents identified under "Where You Can Find More Information." The "Description of Guarantees" and "Conditions to Effectiveness of the Guarantees" sections of this prospectus contain more detailed information regarding the terms and conditions of the guarantees and the "Description of the Common Stock Offering" and the "Description of Capital Stock" sections of this prospectus contain more detailed information regarding the terms and conditions of the common stock.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance with these requirements we file reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. The reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are available to the public at the SEC's website at http://www.sec.gov.

        The address of our internet site is http://www.harrahs.com. We make available free of charge on or through our internet site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any internet addresses provided in this prospectus are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these internet addresses is incorporated by reference herein.

INCORPORATION OF INFORMATION BY REFERENCE

        We "incorporate by reference" the information Harrah's files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. We incorporate by reference the documents of Harrah's, Caesars and Horseshoe Gaming Holding Corp. listed below and any future filings made by Harrah's with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

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  Harrah's Annual Report on Form 10-K for the year ended December 31, 2004 (including all exhibits thereto);

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  Harrah's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (including all exhibits thereto);

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  Harrah's Proxy Statement on Schedule 14A dated March 3, 2005;

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  Harrah's Current Reports on Form 8-K dated July 16, 2004 (as amended by Form 8-K/A filed on September 2, 2004), March 7, 2005, March 11, 2005, April 26, 2005, April 27, 2005, May 2, 2005, May 3, 2005, May 20, 2005, May 24, 2005, May 27, 2005, June 3, 2005, June 8, 2005, June 13, 2005, June 16, 2005, June 20, 2005 and June 23, 2005 (including, in each case, as applicable the exhibits thereto);

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  Harrah's Registration Statement on Form S-4 filed on October 20, 2004, as amended by Amendment No. 1 filed on December 20, 2004 and Amendments No. 2 and No. 3 filed on January 24, 2005;

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  the description of the rights agreement contained in Harrah's Registration Statement on Form 8-A dated September 16, 1996;

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  the description of Harrah's common stock contained in Harrah's Registration Statement on Form 10 dated December 18, 1989 and any amendment or report filed with the SEC for the purpose of updating such description;

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  Horseshoe Gaming Holding Corp.'s Annual Report on Form 10-K for the year ended December 31, 2003 (including all exhibits thereto);

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  Caesars' Annual Report on Form 10-K for the year ended December 31, 2004 (including all exhibits thereto); and

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  Caesars' Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (including all exhibits thereto).

        You may request a free copy of these filings by writing or telephoning us at the following address:

Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Telephone number: (702) 407-6000
Attn: Corporate Secretary

        In addition, you may obtain copies of the information relating to Harrah's, without charge, by sending an e-mail to investors@harrahs.com. You may obtain copies of some of this information by making a request through the Harrah's investor relations website at http://investor.harrahs.com.

FORWARD-LOOKING STATEMENTS

        This prospectus and the other documents incorporated by reference into this prospectus contain or may contain "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward looking statements on our current expectations about future events. Further, statements that include the words such as "may," "project," "might," "expect," "believe," "anticipate," "intend, "could," "would," "estimate," "continue" or "pursue," or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, in each case relating to us, wherever they occur in this prospectus or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and incorporated by reference into this prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

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  the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming and hotel industry in particular;

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  construction factors, including delays, increased cost for labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

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  the effects of environmental and structural building conditions relating to our properties;

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  the ability to timely and cost-effectively integrate Caesars and Horseshoe Gaming Holding Corp. into our operations;

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  access to available and feasible financing on a timely basis;

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  the ability of purchasers of any of our assets subject to sale agreements to close the purchases on a timely basis;

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  changes in laws, including increased tax rates, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;

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  litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation;

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  the ability of customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store or hotel sales;

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  the ability to recoup costs of capital investments through higher revenues;

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  acts of war or terrorist incidents;

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  abnormal gaming holds; and

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  the effects of competition, including locations of competitors and operating and market competition.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE COMPANY

        We are one of the leading casino entertainment providers in the world. Harrah's business is conducted through Harrah's Operating, a wholly-owned subsidiary, which owns or manages through various subsidiaries 40 casinos in three countries with more than 3 million square feet of gaming space and more than 40,000 hotel rooms. Our casino entertainment facilities, operating primarily under the Harrah's, Caesar's and Horseshoe brand names, include twenty land-based casinos, fourteen riverboat or dockside casinos, a combination greyhound racetrack and casino, a combination thoroughbred racetrack and casino, and four managed casinos on Indian lands.

        Harrah's principal executive offices are located at One Harrah's Court, Las Vegas, Nevada 89119. Our telephone number is (702) 407-6000. The address of our internet site is http://www.harrahs.com.

RECENT DEVELOPMENTS

        On June 13, 2005, Harrah's consummated its acquisition of Caesars pursuant to the Agreement and Plan of Merger, dated July 14, 2004, by and among Harrah's, Harrah's Operating and Caesars (the "Merger Agreement"). Pursuant to the Merger Agreement, Caesars merged with and into Harrah's Operating, with Harrah's Operating as the surviving corporation. Pursuant to certain Supplemental Indentures executed in connection with the Merger, Harrah's Operating assumed all of Caesars' obligations under the notes and the indentures governing the notes. In conjunction with this assumption of Caesars' obligations, we are proposing to amend the reporting covenants in the indentures governing the notes through solicitation of consents from the note holders of record upon the terms and conditions set forth in a consent solicitation statement and a consent letter dated                  , 2005. See "Description of the Consent Solicitation."

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the guarantees or the shares of common stock offered by this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth information with respect to Harrah's consolidated ratios of earnings to fixed charges for the periods indicated:

		Year Ended December 31,
	Three Months Ended March 31, 2005
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.7x	2.7x	2.6x	2.7x	2.0x	2.0x

        For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less-than-50%-owned-investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for Harrah's nonconsolidated majority-owned subsidiaries.

DESCRIPTION OF THE GUARANTEES

        The guarantees will be issued in uncertificated form pursuant to the terms of the Supplemental Indentures upon the satisfaction or waiver of the conditions set forth below. See "Conditions to the Effectiveness of the Guarantee."

        The guarantees provide that Harrah's irrevocably and unconditionally guarantees, on an unsecured senior basis, the payment of all obligations of Harrah's Operating under the senior notes and on an unsecured subordinated basis, the payment of all obligations of Harrah's Operating under the senior subordinated notes. If Harrah's Operating defaults in the payment of the principal of, premium, if any, or interest on such notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of such notes, Harrah's shall be required promptly and fully to make such payment. The guarantees provide for the release of Harrah's as guarantor of the notes in certain circumstances, including circumstances in which:

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  Harrah's Operating ceases to be a wholly owned subsidiary of Harrah's;

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  Harrah's or Harrah's Operating transfers all or substantially all of its assets to, or merges with, another entity in a transaction, and (1) such transferee entity assumes Harrah's obligations under the guarantees and (2) such transfer or merger otherwise complies with the requirements of such covenant; or

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  Harrah's liquidates.

        Harrah's conducts substantially all of its business through Harrah's Operating and its subsidiaries and does not own any material assets other than the common stock of Harrah's Operating. As such, Harrah's is dependent upon the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantees.

        The guarantees are not required to be issued pursuant to the requirements of any indenture or any other document or instrument.

        If the conditions to the issuance of the guarantees are satisfied or waived, the guarantees will be issued in uncertificated form. Note holders of record will receive a copy of the guarantee from the trustees under the respective indentures governing the notes, and a final prospectus from Harrah's. It will not be necessary for new certificates evidencing such notes to be issued.

CONDITIONS TO EFFECTIVENESS OF THE GUARANTEES

        Harrah's shall not be required to issue the guarantees until the following conditions are satisfied or waived:

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  the receipt of validly delivered consents from note holders of record representing a majority in aggregate principal amount of each and all series of the notes outstanding which consents have not been validly revoked on or prior to the expiration date of the consent solicitation; and

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  the Supplemental Indentures containing the guarantees and the proposed amendments have been duly executed and delivered by Harrah's, Harrah's Operating and the trustees under the respective indentures governing the notes.

        We expect to execute the Supplemental Indentures promptly following the receipt of the Required Consents.

        The conditions to the issuance of the guarantees are for the sole benefit of Harrah's and may be asserted or waived by Harrah's in its sole discretion, at any time and from time to time. Harrah's may waive any of the above conditions for one or more series of notes, but any such waiver does not obligate Harrah's to waive such condition for any other series of notes. The board of directors of Harrah's has not made a decision as to which circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by Harrah's concerning the events described in this section shall be final and binding on all parties.

DESCRIPTION OF THE CONSENT SOLICITATION

        As a result of the merger with Caesars and the related assumption by Harrah's Operating of all of Caesars' obligations under the notes and the indentures, we are soliciting consents to the holders of the notes, upon the terms and subject to the conditions set forth in a consent solicitation statement and a consent letter dated              , 2005, to amend the reporting covenants in the indentures governing the notes. The amendments will allow Harrah's consolidated annual audited financial statements, and the periodic and other reports it files with the SEC, to satisfy any requirement for Harrah's Operating to deliver consolidated annual audited financial statements and similar periodic and other reports to the trustees. Pursuant to the terms of the indenture governing each series of notes, receipt of validly delivered consents from note holders of record representing a majority in principal amount of such series of notes outstanding which consents have not been validly revoked is required to approve the proposed amendments.

        The guarantees will provide the note holders with an obligor that is publicly-held and obligated to file periodic and special reports with the SEC.

        The proposed amendments and the guarantees will be set forth in the Supplemental Indentures to be executed by Harrah's, Harrah's Operating and the trustees pursuant to each applicable indenture. Harrah's expects to execute the Supplemental Indentures promptly following the receipt of the Required Consents. Note holders of record will be notified of the execution of the Supplemental Indentures promptly following such execution.

        Only registered holders of each series of notes (or their duly designated proxies, including participants who hold notes through The Depository Trust Company) at the close of business on the record date set forth in the consent solicitation statement may consent to the proposed amendments relating to such series of notes.

        This prospectus does not constitute part of the consent solicitation, which is constituted by, and fully described in, the consent solicitation statement, the consent letter and the other documents relating to the consent solicitation that have been delivered by Harrah's and Harrah's Operating to the note holders of record. This prospectus relates solely to the offer by Harrah's of the guarantees and the common stock described below.

DESCRIPTION OF THE COMMON STOCK OFFERING

        Pursuant to Sections 10.01 and 10.11 of the Indenture governing the Convertible Notes, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture thereto, holders of the Convertible Notes have the right, for 15 days after the closing of the merger, to convert their notes into the kind and amount of merger consideration that such holders would otherwise be entitled to receive if they had converted their notes into Caesars' common stock immediately prior to the merger. Immediately prior to the closing of the merger, the conversion price for the Convertible Notes was $22.29 per share of Caesars common stock or 44.8832 shares of Caesars common stock per $1,000 principal amount of notes.

        In the merger, holders of Caesars' common stock had the right to elect to receive either $17.75 in cash or 0.3247 of a share of Harrah's common stock for each outstanding share of Caesars common stock, subject to limitations on the aggregate amount of cash to be paid and the number of shares of stock to be issued by Harrah's. Based on the final election results and the proration calculations, a Caesars stockholder who validly elected to receive shares of Harrah's common stock received approximately 0.2211 of a share of Harrah's common stock and approximately $5.66 in cash for each share of Caesars common stock exchanged in the merger (subject to rounding and the payment for fractional shares in cash). A Caesars stockholder who did not make a valid election to receive shares of Harrah's common stock received $17.75 in cash for every share of Caesars common stock exchanged in the merger. During the 15-day conversion period following the merger, holders of the Convertible Notes who elect to convert their notes have the right to determine whether they will receive the merger consideration paid to holders of Caesars' common stock who elected to receive cash or the merger consideration paid to holders of Caesars' common stock who elected to receive Harrah's common stock.

DESCRIPTION OF CAPITAL STOCK

        This prospectus describes certain general terms of Harrah's capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of Delaware law and Harrah's Certificate of Incorporation and Bylaws.

1.     General

        Harrah's Certificate of Incorporation authorizes it to issue up to 720,000,000 shares of common stock, par value $0.10 per share. As of June 30, 2005, Harrah's had 183,373,269 shares of common stock issued and outstanding. In addition, as of June 30, 2005, there were 5,604,656 shares of Harrah's common stock reserved for issuance under Harrah's stock option plans.

        Holders of Harrah's common stock are entitled to receive dividends when declared by Harrah's Board of Directors out of funds legally available for such purpose. Holders of common stock will receive such dividends if they are (1) permitted by the agreements governing our then outstanding debt and (2) subject to rights of any Harrah's preferred stockholders with senior dividend rights.

        In the event of any liquidation, dissolution or winding-up of Harrah's affairs, holders of its common stock will share proportionately in all lawful distributions of its assets remaining after payment of all debts and other liabilities and payment of any liquidation preference on any shares of Harrah's preferred stock which might then be outstanding.

        The holders of Harrah's common stock are entitled to one vote per share, and are not entitled to cumulative voting rights in the election of Harrah's directors. Holders of common stock also do not have conversion or preemptive rights to subscribe for any of Harrah's stock or other securities which it may issue.

        All of Harrah's outstanding shares of common stock are fully paid and nonassessable.

2.     Redemption

        While holders of common stock do not have redemption rights, Harrah's may redeem its common stock if, among other things, a holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed, or, its Board of Directors determines that redemption is necessary to avoid any regulatory sanctions against, or to prevent the loss of, or to secure the reinstatement of, any license, franchise or entitlement from any governmental agency held by Harrah's, any of its affiliates, or any entity its or any such affiliate owns, which license, franchise or entitlement is:

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  conditioned upon some or all of the holders of any class or series of Harrah's stock possessing prescribed qualifications; or

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  needed to allow the conduct of any portion of the respective business operations of Harrah's, its affiliates or such other entities.

        The redemption price will be equal to the mean average closing price (as determined pursuant to the Certificate of Incorporation) for such shares for each of the 45 trading days preceding the date notice of redemption is given. If the shares of common stock are not traded on any securities exchange or in the over-the-counter market, the redemption price will be determined by Harrah's Board of Directors in good faith. The redemption price as to any stockholder who purchased any shares of common stock subject to redemption within 120 days of the redemption date need not exceed the purchase price paid by him for any common stock (unless the Board of Directors determines otherwise).

        The redemption price for such shares may be paid in any combination of cash or debt or equity securities of Harrah's or any of its subsidiaries or any other corporation, having such terms and conditions as approved by Harrah's Board of Directors.

        If less than all the shares of common stock are to be redeemed, the shares to be redeemed shall be selected in such a manner as shall be determined by the Board of Directors.

        From and after the redemption date or such earlier date as mandated by applicable law, regulation or rule, any and all rights of whatever nature, which may be held by the owners of shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock), shall cease and terminate and they shall be entitled only to receive the cash or securities payable upon redemption.

3.     Special Stock

        Harrah's Certificate of Incorporation currently authorizes 5,000,000 shares of special stock, $1.125 par value per share. This special stock is designed to discourage an unsolicited tender offer or takeover proposal by granting the holders of such stock extraordinary voting, dividend, redemption or conversion rights. Harrah's Board of Directors has the sole authority to determine the rights, preferences or privileges of the special stock.

        Harrah's Board of Directors has authorized that one special stock purchase right be attached to each outstanding share of common stock. This special right is exercisable only if a person or group acquires, or obtains the right to acquire, beneficial ownership of 15% or more of Harrah's common stock or announces a tender offer for 15% or more of Harrah's common stock. With certain exceptions, this special right entitles holders of common stock to buy one two-hundredth of a share of special stock for $130 per fractional share, subject to certain anti-dilution adjustments. If a person acquires 15% of more of Harrah's common stock, each holder of a special right can purchase common stock having a market value of twice the special right's exercise price. Under certain conditions, holders of special rights can purchase stock of an acquiring company at a discount. Special rights held by the person acquiring 15% or more of Harrah's common stock will become void. This special stock purchase right will expire on October 5, 2006, unless redeemed earlier by our Board of Directors at one cent per special right.

4.     Preferred Stock

        Harrah's Certificate of Incorporation currently authorizes 150,000 shares of preferred stock, $100.00 par value per share, of which none are issued or outstanding. Harrah's Board of Directors has the sole authority to determine the rights, preferences or privileges of the preferred stock. As such, although Harrah's has no present plans to issue any shares of preferred stock, any issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control of Harrah's or an unsolicited acquisition proposal.

5.     Prohibited Business Transactions

        Harrah's is subject to Section 203 of the Delaware General Corporation Law, which restricts certain business combinations between it and an interested stockholder or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an interested stockholder. In general, an "interested stockholder" for purposes of Section 203 is any stockholder owning 15% or more of Harrah's voting stock. These restrictions do not apply if:

  •
  Harrah's Board of Directors gives prior approval of either the business combination or the transaction by which such person becomes an interested stockholder;

  •
  upon consummation of the transaction, the interested stockholder owns at least 85% of Harrah's voting stock (excluding shares owned by certain employee stock plans and Harrah's directors and officers); or

  •
  prior to or subsequent to becoming an interested stockholder, the business combination is approved by Harrah's Board of Directors and authorized by at least two-thirds of Harrah's voting stock not owned by the interested stockholder at an annual or special meeting of Harrah's stockholders.

        Harrah's Certificate of Incorporation also prohibits business combinations with interested stockholders or such interested stockholder's affiliates or associates. The Certificate of Incorporation defines an interested stockholder as any person who is or has announced or publicly disclosed a plan or intention to become the beneficial owner of 10% or more of Harrah's voting stock, or is an affiliate or associate of Harrah's and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of Harrah's voting stock. Unless approved by a majority of Harrah's Continuing Directors (as defined in the Certificate of Incorporation) or the interested stockholder satisfies a number of criteria relating to, among other things, the consideration to be received by Harrah's stockholders and the public disclosure of the business combination, a proposed business combination with an interested stockholder requires the affirmative vote of (i) 75% of all of Harrah's voting stock and (ii) not less than a majority of Harrah's voting stock, excluding voting stock held by the interested stockholder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO HOLDERS OF HARRAH'S COMMON STOCK

        The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of Harrah's common stock issued to holders of the Convertible Notes that elect to convert their notes into the merger consideration pursuant to the terms of the Indenture. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of the common stock, or that any such contrary position would not be sustained by a court.

        This discussion is limited to holders who hold the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including U.S. expatriates, partnerships and other pass-through entities, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding the common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF HARRAH'S COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

        As used in this discussion, a U.S. holder is any beneficial owner of the common stock who or that for U.S. federal income tax purposes is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        A non-U.S. holder is any beneficial owner of the common stock who or that is not a U.S. holder or a partnership for U.S. federal income tax purposes.

        If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold the common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the ownership and disposition of the common stock.

U.S. Holders

  Distributions on the Common Stock

        Distributions on Harrah's common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

        Dividends paid to non-corporate holders of Harrah's common stock during taxable years beginning before January 1, 2009 generally will be taxed at the lower applicable capital gains rates, provided certain holding period requirements are satisfied. Dividends paid to a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

  Sale or Other Disposition of the Common Stock

        Holders of Harrah's common stock generally will recognize gain or loss upon the sale or other disposition of the common stock in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in the disposition and (ii) such holder's adjusted tax basis in the common stock. Except for holders that receive Harrah's common stock upon conversion of a note that was acquired with market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in the common stock is more than one year as of the date of disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally are subject to a reduced rate of U.S. federal income tax. Holders that receive Harrah's common stock upon conversion of a note that was acquired with market discount will be required to treat any gain recognized upon the disposition of the common stock as ordinary income, rather than capital gain, to the extent of accrued market discount not previously included in income with respect to the note as of the date of conversion.

        A holder's tax basis in the common stock (other than stock received that is attributable to accrued interest) generally should be equal to such holder's tax basis in the notes exchanged therefor (other than any basis allocable to a fractional share of common stock), reduced by the amount of any cash received in the conversion (other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized upon conversion (other than gain with respect to a fractional share of common stock), and the holding period in such stock generally should include the holder's holding period in the note exchanged therefor. A holder's tax basis in Harrah's common stock received upon conversion of a note that is attributable to accrued interest on the note not previously recognized as income will be equal to the amount of such accrued interest and the holding period in such stock will begin on the day following the conversion.

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each U.S. holder (other than corporations and other exempt holders) the amount of dividends on Harrah's common stock paid to such holder and the amount of any tax withheld with respect to those dividends.

        A U.S. holder may be subject to backup withholding (currently, at a rate of 28%) on dividends paid on Harrah's common stock or on the proceeds received upon the sale or other disposition of shares of the common stock. Certain holders (including corporations) generally are not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

  •
  fails to furnish its taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

  •
  furnishes an incorrect taxpayer identification number;

  •
  is notified by the IRS that it has failed to report properly payments of interest or dividends; or

  •
  fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

        U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

  Distributions on the Common Stock

        Dividends paid to a non-U.S. holder of Harrah's common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds Harrah's common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI.

        Any dividends paid on Harrah's common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

  Sale or Other Disposition of the Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Harrah's common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

        Any gain to a non-U.S. holder upon the sale or disposition of Harrah's common stock also will be subject to U.S. federal income tax if, for such purposes, the common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a "USRPHC") during the relevant statutory period. We believe that we currently may be a USRPHC and can give no assurances that we are not a USRPHC. However, so long as Harrah's common stock is regularly traded on an established securities market, the common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of Harrah's common stock at any time during the five-year period ending on the date of disposition.

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends on Harrah's common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of Harrah's common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

        Payments of the proceeds from a disposition by a non-U.S. holder of Harrah's common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

  •
  a U.S. person;

  •
  a controlled foreign corporation for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

        Payment of the proceeds from a non-U.S. holder's disposition of Harrah's common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF HARRAH'S COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

PLAN OF DISTRIBUTION

        The guarantees are being offered directly by Harrah's in connection with the merger, subject to the receipt of the Required Consents and the execution of the Supplemental Indentures. The note holders who receive guarantees may only sell the guarantees in conjunction with the sale of the associated notes.

        The shares of common stock are being offered directly by Harrah's to holders of the Convertible Notes who elected to convert their notes into the consideration to be received by holders of Caesars common stock in connection with the merger.

HARRAH'S ENTERTAINMENT, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements are derived from and should be read in conjunction with historical consolidated financial statements and related notes of Harrah's Entertainment, Inc. ("Harrah's"), Horseshoe Gaming Holding Corp. ("Horseshoe") and Caesars Entertainment, Inc. ("Caesars"). Harrah's, through its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("Harrah's Operating Company"), acquired Horseshoe on July 1, 2004. On June 13, 2005, Harrah's acquired Caesars through the merger of Caesars with and into Harrah's Operating Company, with Harrah's Operating Company as the surviving corporation.

        The unaudited pro forma condensed combined statement of income for the three months ended March 31, 2005, gives effect to:

  •
  the merger of Caesars with Harrah's Operating Company completed on June 13, 2005;

  •
  Harrah's and Caesars sales of the assets and certain related current liabilities of Harrah's East Chicago and Tunica properties and of Caesars' Atlantic City Hilton, Bally's Tunica and Caesars Tahoe properties;

  •
  Caesars' sale of the equity interests of Belle of Orleans, LLC, which does business as Bally's Casino New Orleans; and

  •
  Harrah's financing of the cash portion of the Caesars merger, including anticipated acquisition costs, with $1.9 billion in new debt.

        The unaudited pro forma condensed combined statement of income for the year ended December 31, 2004, gives effect to:

  •
  Harrah's acquisition of Horseshoe;

  •
  certain adjustments that are directly attributable to the acquisition of Horseshoe and will have continuing impact, including certain operational benefits arising from the elimination of duplicative corporate office and operational support functions;

  •
  Harrah's financing of the Horseshoe acquisition and refinancing of the existing indebtedness of Horseshoe, including the redemption of all of Horseshoe's $535 million, face amount, 8 5/8% Senior Subordinated Notes;

  •
  Harrah's sale of all of the outstanding limited and general partnership interests of the partnership that owns Harrah's Shreveport Hotel and Casino ("Harrah's Shreveport"), which was completed in May 2004;

  •
  Harrah's and Caesars sales of the assets and certain related current liabilities of Harrah's East Chicago and Tunica properties and of Caesars' Atlantic City Hilton, Bally's Tunica and Caesars Tahoe properties;

  •
  Caesars' sale of the equity interests of Belle of Orleans, LLC, which does business as Bally's Casino New Orleans;

  •
  Caesars' sale of its ownership and management interests in Caesars Gauteng, a casino resort near Johannesburg, South Africa;

  •
  the merger of Caesars with Harrah's Operating Company, after giving pro forma effect to Harrah's sale of Harrah's Shreveport, acquisition of Horseshoe and sales of Harrah's East Chicago and Harrah's Tunica and to Caesars' sales of Caesars' Atlantic City Hilton, Bally's Tunica, Bally's Casino New Orleans, Caesars Tahoe and their interests in Caesars Gauteng; and

  •
  Harrah's financing of the cash portion of the Caesars merger, including anticipated acquisition costs, with $1.9 billion in new debt.

        The unaudited pro forma condensed combined statements of income assume that each of these transactions were consummated on January 1, 2004.

        The unaudited pro forma condensed combined balance sheet presents the combined financial position of Harrah's and Caesars as if Harrah's merger with Caesars was consummated on March 31, 2005, and gives effect to the merger of Caesars and the estimated incremental debt.

        The unaudited pro forma condensed combined financial statements have been prepared based upon currently available information and assumptions that are deemed appropriate by Harrah's management. The pro forma information is for informational purposes only and is not intended to be indicative of the actual consolidated financial position or consolidated results that would have been reported had the transactions occurred on the dates indicated, nor does the information represent a forecast of the consolidated financial position at any future date or the combined financial results of Harrah's, Horseshoe and Caesars for any for future period.

HARRAH'S ENTERTAINMENT, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(unaudited)

	Harrah's Historical (Note 1)	Caesars Historical (Note2)	Property Dispositions (Note 3)	Pro Forma Adjustments (Note 5)		Harrah's As Adjusted For Caesars
	(In millions, except per share amounts)
Revenues
Casino	$1,136.0	$746.0	$—	$—		$1,882.0
Food and beverage	174.5	192.0	—	—		366.5
Rooms	102.0	196.0	—	—		298.0
Management fees	15.4	3.0	—	—		18.4
Other	58.0	81.0	—	—		139.0
Less: casino promotional allowances	(228.7)	(122.0)	—	—		(350.7)

Total revenues	1,257.2	1,096.0	—	—		2,353.2

Operating expenses
Direct
Casino	566.8	361.0	—	—		927.8
Food and beverage	68.2	106.0	—	—		174.2
Rooms	16.0	44.0	—	—		60.0
Depreciation and amortization	90.5	97.0	—	—		187.5
Write-downs, reserves and recoveries	2.7	—	—	—		2.7
Project opening costs	1.9	1.0	—	—		2.9
Property general, administrative and other	257.7	272.0	—	—		529.7
Corporate expense	16.4	12.0	—	—		28.4
Merger and integration costs related to Harrah's/Caesars merger	4.0	155.0	—	—		159.0
Losses/(income) in nonconsolidated affiliates	0.2	(1.0)	—	—		(0.8)

Total operating expenses	1,024.4	1,047.0	—	—		2,071.4

Income from operations	232.8	49.0	—	—		281.8
Interest expense, net of interest capitalized	(79.1)	(67.0)	6.4	(27.8	)(a)	(168.0)
				(0.5	)(b)
Loss on early extinguishment of debt	(2.2)	—	—	—		(2.2)
Other income, including interest income	(0.1)	1.0	—	—		0.9

Income before income taxes and minority interests	151.4	(17.0)	6.4	(28.3)		112.5
Provision for income taxes	(55.5)	(3.0)	(2.6)	10.5	(c)	(50.6)
Minority interests	(2.5)	(2.0)	—	—		(4.5)

Income from continuing operations	$93.4	$(22.0)	$3.8	$(17.8)		$57.4

Earnings per share-basic from continuing operations	$0.83					$0.32

Earnings per share-diluted from continuing operations	$0.81					$0.31

Weighted average common shares outstanding	112.5					180.4

Weighted average common and common equivalent shares outstanding	114.8					182.7

HARRAH'S ENTERTAINMENT, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
(unaudited)

	Harrah's Historical (Note 1)	Shreveport Sale Adjustments (Note 6)	Horseshoe Historical (Note 7)	Horseshoe Pro Forma Adjustments (Note 8)		Harrah's As Adjusted For Horseshoe	Caesars Historical (Note 2)	Property Dispositions (Note 3)	Pro Forma Adjustments (Note 5)		Harrah's As Adjusted For Horseshoe And Caesars
	(In millions, except per share amounts)
Revenues
Casino	$4,077.7	$(64.1)	$437.2	$—		$4,450.8	$2,872.0	$—	$—		$7,322.8
Food and beverage	665.5	(8.4)	40.1	—		697.2	732.0	—	—		1,429.2
Rooms	390.1	(6.3)	15.3	—		399.1	712.0	—	—		1,111.1
Management fees	60.6	—	—	—		60.6	25.0	—	—		85.6
Other	217.2	(1.9)	9.2	—		224.5	333.0	—	—		557.5
Less: casino promotional allowances	(862.8)	15.9	(79.4)	—		(926.3)	(468.0)	—	—		(1,394.3)

Total revenues	4,548.3	(64.8)	422.4	—		4,905.9	4,206.0	—	—		9,111.9

Operating expenses
Direct
Casino	2,061.6	(36.2)	244.5	—		2,269.9	1,442.0	—	—		3,711.9
Food and beverage	278.1	(1.7)	12.4	—		288.8	418.0	—	—		706.8
Rooms	67.0	(0.5)	1.0	—		67.5	173.0	—	—		240.5
Depreciation and amortization	327.2	—	27.0	(10.4	)(d)	343.8	410.0	—	—		753.8
Write-downs, reserves and recoveries	9.6	(0.3)	—	—		9.3	(1.0)	—	—		8.3
Project opening costs	9.5	—	—	—		9.5	7.0	—	—		16.5
Property general, administrative and other	934.2	(12.8)	108.8	(45.6	)(e)	989.2	1,070.0	—	—		2,059.2
				4.6	(d)			—
Corporate expense	66.8	—	31.5	(30.8	)(e)	67.5	48.0	—	—		115.5
Merger and integration costs related to Harrah's/Caesars merger	2.3	—	—	—		2.3	22.0	—	—		24.3
Losses/(income) on interests in non-consolidated affiliates	0.9	—	—	—		0.9	(5.0)	—	—		(4.1)

Total operating expenses	3,757.2	(51.5)	425.2	(82.2)		4,048.7	3,584.0	—	—		7,632.7

Income from operations	791.1	(13.3)	(2.8)	82.2		857.2	622.0		—		1,479.2
Interest expense, net of interest capitalized	(271.8)	2.3	(23.8)	(37.9	)(f)	(308.4)	(281.0)	14.7	(108.1	)(a)	(684.8)
				(1.0	)(g)				(2.0	)(b)
				23.8	(h)
Losses on early extinguishment of debt	—	—	(0.2)	—		(0.2)	—	—	—		(0.2)
Other income, including interest income	9.5	—	0.3	—		9.8	8.0	—	—		17.8

Income before income taxes and minority interests	528.8	(11.0)	(26.5)	67.1		558.4	349.0	14.7	(110.1)		812.0
Provision for income taxes	(190.6)	3.9	—	(14.9	)(i)	(201.6)	(158.0)	(4.7)	40.3	(c)	(324.0)
Minority interests	(8.6)	0.4	—	—		(8.2)	(7.0)	—			(15.2)

Income from continuing operations	$329.6	$(6.7)	$(26.5)	$52.2		$348.6	$184.0	$10.0	$(69.8)		$472.8

Earnings per share from continuing operations
Basic	$2.97					$3.14					$2.64

Diluted	$2.92					$3.09					$2.59

Weighted average common shares outstanding	111.2					111.2					178.8

Weighted average common and common equivalent shares outstanding	112.9					112.9					182.8

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

HARRAH'S ENTERTAINMENT, INC.
PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2005
(unaudited)

	Harrah's Historical (Note 1)	Caesars Historical (Note 2)	Property Dispositions (Note 3)	Pro Forma Adjustments (Note 9)		Harrah's As Adjusted For Caesars
	(In millions, except share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$436.3	$216.0	$—	$1,926.4	(j)	$640.5
				(11.8	)(k)
				(1,926.4	)(l)
Receivables, net of allowance for doubtful accounts	127.6	177.0	—	—		304.6
Deferred income taxes	30.1	107.0	—	—		137.1
Inventories, prepayments and other	116.4	147.0	—	—		263.4

Total current assets	710.4	647.0	—	(11.8)		1,345.6
Land, buildings, riverboats and equipment, net of accumulated depreciation	4,875.8	7,185.0	—	—		12,060.8
Assets held for sale	503.3	578.0	(1,070.9)	—		10.4
Goodwill and other intangible assets	2,212.2	707.0	—	1,613.4	(l)	4,741.0
				208.4	(m)
Deferred costs and other	328.5	455.0	—	11.8	(k)	795.3

	$8,630.2	$9,572.0	$(1,070.9)	$1,821.8		$18,953.1

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$149.2	$65.0	$—	$—		$214.2
Accrued expenses	635.7	708.0	—	—		1,343.7
Current portion of long-term debt	1.8	8.0	—	—		9.8

Total current liabilities	786.7	781.0	—	—		1,567.7
Long-term debt	5,025.2	4,118.0	(1,125.0)	1,926.4	(j)	10,153.0
				208.4	(m)
Liabilities held for sale	0.6	14.0	(14.1)	—		0.5
Deferred credits and other	199.8	125.0	—	—		324.8
Deferred income taxes	416.3	989.0	(37.2)	—		1,368.1

	6,428.6	6,027.0	(1,176.3)	2,134.8		13,414.1

Minority interests	33.4	—		—		33.4

Commitments and contingencies
Stockholders' equity
Common stock	11.4	3.0	—	(3.0	)(l)	18.2
				6.8	(l)
Retained earnings	704.7	(438.0)	77.0	361.0	(l)	733.1
			28.4
Capital surplus	1,455.2	3,960.0	—	(3,960.0	)(l)	4,757.4
				3,302.2	(l)
Accumulated other comprehensive income	5.3	20.0	—	(20.0	)(l)	5.3
Deferred compensation related to restricted stock	(8.4)	—	—	—		(8.4)

	2,168.2	3,545.0	105.4	(313.0)		5,505.6

	$8,630.2	$9,572.0	$(1,070.9)	$1,821.8		$18,953.1

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

HARRAH'S ENTERTAINMENT, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

Note 1—Harrah's Basis of Presentation

        Historical financial information for Harrah's as of and for the three months ended March 31, 2005, and the year ended December 31, 2004, has been derived from Harrah's historical financial statements.

Note 2—Caesars Basis of Presentation

        Historical financial information for Caesars as of and for the three months ended March 31, 2005, and the year ended December 31, 2004, has been derived from Caesars' historical financial statements. Certain reclassifications have been made to the historical Caesars financial statements to conform to the presentation used in Harrah's historical financial statements. Such reclassifications had no effect on Caesars' previously reported income from continuing operations.

Note 3—Property Dispositions

        The pro forma adjustment for the sales of properties assumes the sales of the assets and certain liabilities of Harrah's East Chicago and Harrah's Tunica properties and of Caesars' Atlantic City Hilton, Bally's Casino Tunica, Bally's Casino New Orleans and Caesars Tahoe properties and Caesars' interests in Caesars Gauteng had occurred on January 1, 2004. These properties are classified as assets and liabilities held for sale and discontinued operations in Harrah's and Caesars' respective financial statements. Caesars' interests in Caesars Gauteng were sold in the first quarter of 2005. Pro forma adjustments have been made to remove the assets and liabilities being sold, and interest expense is reduced on the assumption that net proceeds from the sales would have been used to reduce outstanding debt.

Note 4—Caesars Merger

        On June 13, 2005, Harrah's, Harrah's Operating Company and Caesars consummated the merger of Caesars with and into Harrah's Operating Company.

        The following tables set forth the determination of the consideration to be paid for Caesars and the preliminary allocation of the purchase price. The purchase price is based on a market value of $48.74 per share of Harrah's common stock, which is the average of the quoted market price of Harrah's common stock for the period beginning two trading days before and ending two trading days after the merger was announced.

(in millions)
Estimated cash consideration	$1,876.4
Estimated value of stock consideration	3,309.0
Fair market value of Caesars debt assumed by Harrah's	4,334.4
Estimated transaction costs and expenses	50.0

Pro forma purchase price	$9,569.8

        The preliminary determination of the consideration to be paid is based on Caesars' outstanding shares at March 31, 2005. The final determination of the consideration to be paid will be dependent on the number of shares of Caesars' common stock at the closing of the transaction and the balance of Caesars' outstanding debt. An increase or decrease in shares outstanding of one million shares would result in an increase or decrease of approximately $6.0 million of estimated cash consideration and approximately $10.5 million increase or decrease in the value of the stock consideration.

        The preliminary allocation of the pro forma purchase price is as follows:

Land, buildings, riverboats, furniture, fixtures and equipment	$7,185.0
Goodwill and other intangible assets	2,528.8
Other, net	(144.0)

$9,569.8

        The final purchase price allocation will be completed after the transaction closes. The preliminary purchase price allocation used for the purpose of this pro forma financial information is based on Caesar's book value of assets and liabilities at March 31, 2005. The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management and will be completed within one year from closing of the transaction.

Note 5—Pro Forma Statements of Income Adjustments

        Following are brief descriptions of the pro forma adjustments to the statements of income to reflect the merger of Caesars with Harrah's. For purposes of this pro forma financial information, depreciation expense related to property and equipment is based on Caesars' estimated useful lives of 30 to 40 years for buildings and riverboats and 3 to 10 years for furniture and equipment. Since most of the intangible assets included in the Caesars merger are anticipated to have indefinite lives and, therefore, to be non-amortizing, no amortization of intangible assets has been included in the pro forma financial information. Estimated useful lives and amortization periods of property, equipment and intangible assets will be determined during the purchase price allocation and adjusted accordingly.

        The unaudited pro forma condensed combined financial statements do not reflect any synergistic benefits that may be realized through the combination of the two companies or costs that may be incurred in integrating their operations. We estimate that we will realize approximately $80 million of synergies in the first full year after the merger.

  (a)
  Reflects increase in interest expense comprised of incremental borrowings incurred by Harrah's to fund the cash portion of the merger, including transaction costs. The pro forma interest expense arising from the additional borrowings has been computed using Harrah's average interest rate as of March 31, 2005 which was 5.8%. Each 1/8% change in the estimated interest rate on the approximate $1.9 billion borrowed to finance the cash portion of the merger would result in a change in interest expense of $0.6 million for the three months ended March 31, 2005, and $2.4 million for the year ended December 31, 2004.

  (b)
  Reflects additional interest expense for the amortization of deferred finance charges arising from the incremental borrowings incurred by Harrah's (see (a) above) to fund the acquisition of Caesars.

  (c)
  Records the estimated tax effect of the pro forma adjustments and on the historical taxable income of Caesars. The estimated tax rate was calculated using the federal statutory rate of 35% plus a state income tax rate of 2.25% at March 31, 2005 and 1.65% at December 31, 2004.

Note 6—Pro Forma Sale of Harrah's Shreveport

        The operating results of Harrah's Shreveport, which was sold May 19, 2004, are being eliminated and interest expense is being reduced as the net proceeds from the sale were used to reduce outstanding debt. The sale of Harrah's Shreveport avoided over-exposure in that market and facilitated gaming regulatory approval for the acquisition of Horseshoe.

Note 7—Horseshoe Basis of Presentation

        Historical financial information for Horseshoe for the six months ended June 30, 2004, has been derived from Horseshoe's historical financial statements. Certain reclassifications have been made to the historical Horseshoe financial statements to conform to the presentation used in Harrah's historical financial statements. Such reclassifications had no effect on Horseshoe's previously reported income from continuing operations.

Note 8—Horseshoe Pro Forma Statements of Income Adjustments

        Following are brief descriptions of the pro forma adjustments to the statement of income for the year ended December 31, 2004, to reflect the July 1, 2004, acquisition of Horseshoe. For purposes of this pro forma financial information, depreciation expense related to property and equipment is based on Harrah's estimated useful lives of 10 to 40 years for buildings, riverboats and barges and 2 to 15 years for furniture, fixtures and equipment. Most of the intangible assets included in the Horseshoe acquisition are anticipated to have indefinite lives and, therefore, to be non-amortizing. See (d) below for a description of intangible assets to be amortized.

  (d)
  Adjusts depreciation expense based on the fair value and estimated lives assigned to buildings, riverboats, furniture, fixtures and equipment in our preliminary purchase price allocation. Also records amortization of estimated intangible assets for the recognition of customer lists with estimated lives of 15 years and for an agreement to be amortized over four years.

  (e)
  Eliminates acquisition related costs triggered by "change of control" provisions in certain of Horseshoe's benefit plans, including a retention bonus plan, employment agreements and executive severance agreements of $21.5 million for the six months ended June 30, 2004, and Horseshoe's Equity Incentive Plan of $43.4 million for the six months ended June 30, 2004. Also records the impact on expenses of certain operational efficiencies for functions that were eliminated or reduced as a result of the acquisition of Horseshoe. The elimination of duplicative corporate office and operational support functions reduces expenses by $11.5 million for the six months ended June 30, 2004.

  (f)
  Reflects increase in interest expense comprised of incremental borrowings incurred by Harrah's to fund the acquisition, including transaction costs, and the retirement of Horseshoe's 8 5/8% Senior Subordinated Notes (see (h) below). The pro forma interest expense arising from the additional borrowings has been computed using the stated rate on $500 million of Harrah's 5.375% Senior Notes and on $750 million of Harrah's 5.5% Senior Notes and the current rate on approximately $230 million of Harrah's revolving credit agreement. The current interest rate on Harrah's revolving credit agreement is 3.2%. Each 1/8% change in the floating rate on the approximate $230 million borrowed under the revolving credit agreement would result in a change in interest expense of $143,750 for the six months ended June 30, 2004.

  (g)
  Reflects additional interest expense for the amortization of deferred finance charges and the discount arising from the incremental borrowings incurred by Harrah's, see (f) above, to fund the acquisition of Horseshoe and the retirement of Horseshoe's 8 5/8% Senior Subordinated Notes (see (h) below).

  (h)
  Reflects reduction in interest expense, including amortization of deferred finance charges and of the discount related to the debt, to reflect the retirement of all $535 million of Horseshoe 8 5/8% Senior Subordinated Notes due 2009, using funds described in (f) above.

  (i)
  Records the estimated tax effect of the pro forma adjustments and on the historical taxable income of Horseshoe. Horseshoe had elected to be taxed as an S Corporation for federal income tax purposes and, accordingly, made no provision in the accounts of Horseshoe for federal income taxes. The estimated tax rate was calculated using the federal statutory rate of 35% plus a state income tax rate of 1.65%.

Note 9—Pro Forma Balance Sheet Adjustments

        Following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the merger of Caesars with Harrah's.

  (j)
  Records additional borrowings incurred to fund the merger.

  (k)
  Records deferred financing costs incurred to borrow funds to fund the merger.

  (l)
  Records the acquisition of 100% of the equity of Caesars and reflects as goodwill and other intangible assets the excess of the purchase price over the estimated fair value of net tangible assets acquired and liabilities assumed.

  (m)
  Reflects the adjustment of Caesars' outstanding debt to fair value.

LEGAL MATTERS

        The validity of the securities offered hereby is being passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

        The consolidated financial statements, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from the Harrah's Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to Harrah's Entertainment, Inc.'s change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from the Caesars Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The 2003 and 2002 consolidated financial statements incorporated in this registration statement by reference from the Horseshoe Gaming Holding Corp. Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which they have expressed no opinion or other form of assurance other than with respect to such disclosures and also includes an explanatory paragraph relating to Horseshoe's change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THE PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS OR THE DATE OF ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

HARRAH'S ENTERTAINMENT, INC.

GUARANTEES OF $3,525,000,000 OF DEBT SECURITIES

AND

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF FLOATING RATE CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2024

PROSPECTUS

                        , 2005

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$505,251
Printing and Engraving Expenses	25,000	*
Legal Fees and Expenses	75,000	*
Accounting Fees and Expenses	25,000	*
Miscellaneous Expenses	5,000	*

Total	$635,251	*

*
Estimated expenses.

Item 15.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware empowers Harrah's to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The General Corporation Law of Delaware also provides that Harrah's may purchase insurance on behalf of any of its directors, officers, employees or agents.

        Article Tenth of the Certificate of Incorporation of Harrah's provides for indemnification of the officers and directors of Harrah's to the full extent permitted by the General Corporation Law of Delaware.

        Harrah's has entered into indemnification agreements with its directors, executive officers and certain other officers. Generally, the indemnification agreements provide that Harrah's will indemnify such persons against any and all expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect to such expenses, judgments, fines, penalties or amounts paid in settlement) of any Claim by reason of (or arising in part out of) an Indemnifiable Event. "Claim" is defined as any threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether conducted by Harrah's or any other party, that the indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other. "Indemnifiable Event" is defined as any event or occurrence related to the fact that indemnitee is or was a director, officer, employee, trustee, agent or fiduciary of Harrah's, or is or was serving at the request of Harrah's or a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by indemnitee in any such capacity. The obligations of Harrah's shall be subject to the condition that the reviewing party (as defined) shall not have determined (in a written opinion, in any case in which special, independent counsel is involved) that indemnitee would not be permitted to be indemnified under applicable law. The obligation of Harrah's to make an expense advance shall be subject to the condition that, if, when and to the extent that the reviewing party determines that indemnitee would not be permitted to be so indemnified under applicable law, Harrah's shall be entitled to be reimbursed by indemnitee (who has agreed to reimburse Harrah's, for any amounts theretofore paid; provided, that if indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that indemnitee should be indemnified under applicable law, any determination made by the reviewing party that indemnitee would not be permitted to be indeminified under applicable law shall not be binding and indemnitee shall not be required to reimburse Harrah's for any expense advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed).

        Section 102(b)(7) of the General Corporation Law of Delaware enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director's liability:

  •
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the General Corporation Law of Delaware, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

  •
  for any transaction from which the director derived an improper personal benefit.

Article Thirteenth of the Harrah's certificate of incorporation eliminates the liability of a director of Harrah's to Harrah's or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the General Corporation Law of Delaware.

Item 16.    Exhibits

        See the Exhibit Index attached to this Amendment No. 1 to the Registration Statement and incorporated herein by reference.

Item 17.    Undertakings

        (a)   The undersigned registrants hereby undertake:

          (1)   To file, during any period in which offers or sales of their respective securities are being made under this registration statement, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Harrah's Entertainment, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Las Vegas, Nevada, on July 1, 2005.

HARRAH'S ENTERTAINMENT, INC.
By	/s/ CHARLES L. ATWOOD Charles L. Atwood Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in their capacities with Harrah's Entertainment, Inc., and on the dates indicated.

Signature	Title	Date

* Barbara T. Alexander	Director	July 1, 2005
/s/ CHARLES L. ATWOOD Charles L. Atwood	Senior Vice President and Chief Financial Officer	July 1, 2005
* Frank J. Biondi, Jr.	Director	July 1, 2005
Stephen F. Bollenbach	Director	July 1, 2005
* Joe M. Henson	Director	July 1, 2005
William Barron Hilton	Director	July 1, 2005
* Ralph Horn	Director	July 1, 2005
* Gary W. Loveman	Chairman, Chief Executive Officer and President	July 1, 2005
* R. Brad Martin	Director	July 1, 2005

* Gary G. Michael	Director	July 1, 2005
* Robert G. Miller	Director	July 1, 2005
* Boake A. Sells	Director	July 1, 2005
* Christopher J. Williams	Director	July 1, 2005
* Anthony D. McDuffie	Vice President, Controller and Chief Accounting Officer	July 1, 2005
*By:	/s/ CHARLES L. ATWOOD Charles L. Atwood Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
2.1		Agreement and Plan of Merger, dated as of July 14, 2004, by and among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and Caesars Entertainment, Inc. (Incorporated by reference from Exhibit 2.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed July 15, 2004.)
4.1
Certificate of Incorporation of The Promus Companies Incorporated; Certificate of Amendment of Certificate of Incorporation of The Promus Companies Incorporated dated April 29, 1994; Certificate of Amendment of Certificate of Incorporation of The Promus Companies Incorporated dated May 26, 1995; and Certificate of Amendment of Certificate of Incorporation of The Promus Companies Incorporated dated June 30, 1995, changing its name to Harrah's Entertainment, Inc. (Incorporated by reference from Exhibit 3(1) to Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995, File No. 1-10410.)
4.2	*	Certificate of Amendment of Certificate of Incorporation of Harrah's Entertainment, Inc., dated as of June 9, 2005.
4.3
Bylaws of Harrah's Entertainment, Inc., as amended November 12, 2002. (Incorporated by reference from Exhibit 3.2 to Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.)
4.4
Indenture, dated as of April 7, 2004, between Caesars Entertainment, Inc., as issuer and U.S. Bank National Association, as trustee. (Incorporated by reference from Exhibit 4.2 to Caesar Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.)
4.5
First Supplemental Indenture, dated as of November 4, 2004, to Indenture, dated as of April 7, 2004, between Caesars Entertainment, Inc., as issuer and U.S. Bank National Association, as trustee. (Incorporated by reference from Exhibit 4.6 to Caesar Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed November 4, 2004.)
4.6	*
Second Supplemental Indenture, dated as of June 13, 2005, to Indenture, dated as of April 7, 2005, among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc., Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee.
4.7		Form of Floating Rate Contingent Convertible Senior Notes due 2024. (Included in Exhibit 4.4)
4.8
Registration Rights Agreement, dated as of April 7, 2004, between Caesars Entertainment, Inc. and Deutsche Bank Securities Inc. regarding the Company's Floating Rate Contingent Convertible Senior Notes due 2024. (Incorporated by reference from Exhibit 4.3 to Caesar Entertainment, Inc.'s Registration Statement on Form S-3 filed May 19, 2004.)
4.9
Rights Agreement, dated as of October 5, 1996, between Harrah's Entertainment, Inc. and The Bank of New York, which includes the form of Certificate of Designations of Series A Special Stock of Harrah's Entertainment, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Special Shares as Exhibit C. (Incorporated by reference from Exhibit 4.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed August 9, 1996, File No. 1-10410.)
4.10
First Amendment, dated as of February 21, 1997, to Rights Agreement, dated as of October 5, 1996, between Harrah's Entertainment, Inc. and The Bank of New York. (Incorporated by reference from Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 11, 1997, File No. 1-10410.)

4.11
Second Amendment, dated as of April 25, 1997, to Rights Agreement, dated as of October 5, 1996, between Harrah's Entertainment, Inc., and The Bank of New York. (Incorporated by reference from Harrah's Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 13, 1997, File No. 1-10410).
4.12
Letter to Stockholders, dated July 23, 1997, regarding Summary of Rights To Purchase Special Shares As Amended Through April 25, 1997. (Incorporated by reference from Harrah's Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed August 13, 1997, File No. 1-10410.)
4.13
Certificate of Elimination of Series B Special Stock of Harrah's Entertainment, Inc., dated February 21, 1997. (Incorporated by reference from Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 11, 1997, File No. 1-10410.)
4.14
Certificate of Designations of Series A Special Stock of Harrah's Entertainment, Inc., dated February 21, 1997. (Incorporated by reference from Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 11, 1997, File No. F1-10410.)
4.15
Certificate of Amendment of Certificate of Designations of Series A Special Stock of Harrah's Entertainment, Inc., dated June 23, 2005. (Incorporated by reference from Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed June 28, 2005.)
4.16	*	Third Amendment, dated as of June 23, 2005, to Rights Agreement, dated as of October 5, 1996, between Harrah's Entertainment, Inc. and The Bank of New York.
5.1	**	Opinion of Latham & Watkins LLP regarding the validity of the securities.
12.1	**	Computation of Ratio of Earnings to Fixed Charges for Harrah's Entertainment, Inc.
23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, related to the consolidated financial statements of Harrah's Entertainment, Inc.
23.2	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, related to the consolidated financial statements of Horseshoe Gaming Holding Corp.
23.3	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, related to the consolidated financial statements of Caesars Entertainment, Inc.
23.4	**	Consent of Latham & Watkins LLP. (Included in Exhibit 5.1)
24.1	**	Power of Attorney.

*
Filed herewith.

**
Previously filed.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
THE COMPANY
RECENT DEVELOPMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE GUARANTEES
CONDITIONS TO EFFECTIVENESS OF THE GUARANTEES
DESCRIPTION OF THE CONSENT SOLICITATION
DESCRIPTION OF THE COMMON STOCK OFFERING
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF HARRAH'S COMMON STOCK
PLAN OF DISTRIBUTION
HARRAH'S ENTERTAINMENT, INC. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
HARRAH'S ENTERTAINMENT, INC. PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)
HARRAH'S ENTERTAINMENT, INC. PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004 (unaudited)
HARRAH'S ENTERTAINMENT, INC. PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2005 (unaudited)
HARRAH'S ENTERTAINMENT, INC. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
LEGAL MATTERS
EXPERTS
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS